UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42734

Ten-League International Holdings Limited

(Translation of registrant’s name into English)

7 Tuas Avenue 2,

Singapore 639447

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 30, 2026, Ten-League International Holdings Limited (the “Company”) issued its interim report for the six-month period ended June 30, 2026, which is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the press release regarding the interim report is furnished as Exhibit 99.2 to this report on Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Report of Ten-League International Holdings Limited for the six months ended June 30, 2026 (unaudited)
99.2	Press release dated September 30, 2026, titled “Ten-League International Holdings Limited Reports Unaudited Financial Results for the First Six Months of Fiscal Year 2026”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2026	Ten-League International Holdings Limited

	By:	/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director and Chairman

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